FUNDVANTAGE TRUST
103 Bellevue Parkway

Wilmington, DE 19809

July 8, 2024

By EDGAR

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeff Long

Re:	FundVantage Trust (File Nos. 333-141120; 811-22027)

Dear Mr. Long:

Concurrently herewith, FundVantage Trust (the “Trust”) is filing via EDGAR the Trust’s Form N-CSR for its fiscal year ended April 30, 2024, including a copy of the annual report for each series of the Trust with a fiscal year ended April 30, 2024. With the exception of the combined annual report for the Polen Funds (defined below), each annual report was timely transmitted to each series’ shareholders within 60 days after the close of the fiscal year ended April 30, 2024.1 With respect to the combined annual report for the Polen Funds for the fiscal year ended April 30, 2024, the report was transmitted to shareholders of the Polen Funds on July 8, 2024.

The combined annual report for the Polen Funds was required by Rule 30e-1(d) under the Investment Company Act of 1940, as amended, to be transmitted to shareholders by June 28, 2024. The Fund self-reported that it was experiencing delays in completing its financial statement preparation and audit processes on June 28, 2024 to you, as a member of the staff of the United States Securities and Exchange Commission, via telephonic communication from its legal counsel.

The reason for the delay in transmission was caused by two bank loans issued by a single portfolio company held by Polen Bank Loan Fund and Polen Opportunistic High Yield Fund (the “Affected Funds”) during the fiscal year. These bank loans experienced a restructuring that was effective shortly prior to fiscal year-end. However, the final terms of the restructuring, including final position confirmation statements prepared by the loan agent, were not received by the Affected Funds until after the fiscal year-end. Management required additional time to ensure the restructured loans were properly recorded and disclosed within the financial statements as of fiscal year-end for each Affected Fund. The other Polen Funds did not hold the bank loans at issue; however, the transmission of the combined annual report to shareholders of all Polen Funds was delayed because the Affected Funds were included in the combined annual report.

The Trust’s N-CSR filing is being filed not later than 10 days after June 28, 2024; accordingly, no notification of late filing is required by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

1	The “Polen Funds” consist of the following series of the Trust: Polen Growth Fund, Polen Global Growth Fund, Polen International Growth Fund, Polen U.S. Small Company Growth Fund, Polen Emerging Markets Growth Fund, Polen U.S. SMID Company Growth Fund, Polen Global SMID Company Growth Fund, Polen Bank Loan Fund, Polen U.S. High Yield Fund and Polen Opportunistic High Yield Fund.

If you have any questions regarding the foregoing, please contact John Falco at Troutman Pepper Hamilton Sanders LLP, counsel to the Trust, at 215.981.4659 (or by email at john.falco@troutman.com).

Sincerely,

FUNDVANTAGE TRUST

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President and Chief Executive Officer

cc:	John P. Falco, Troutman Pepper Hamilton Sanders LLP
John M. Ford, Troutman Pepper Hamilton Sanders LLP
Brian D. Goldberg, Polen Capital Management, LLC
Joshua L. McCarthy, Polen Capital Credit, LLC